UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: offering Statement

☐ Form C-U: Progress Update

☐ Form C-A: Amendment to Offering Statement

   ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Neopenda, PBC

Legal status of issuer

   Form
   Public Benefit Corporation

   Jurisdiction of Incorporation/Organization
   Delaware

   Date of organization
   July 11, 2018

Physical address of issuer
965 W Chicago Ave, Chicago IL 60642

Website of issuer
http://www.neopenda.com/

Current number of employees

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$123,094.88	$72,756.00
Cash & Cash Equivalents	$101,039.88	$72,756.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$1,122.00
Long-term Debt	$966,480.75	$200,000.00
Revenues/Sales	$102,624.93	$107,592.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$(715,018.62)	$(185,203.00)

<p align="center">**April 21, 2020**</p>

<p align="center">**FORM C-AR**</p>

<p align="center">**Neopenda, PBC**</p>



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Neopenda, PBC, a Delaware Public Benefit Corporation (the "Company," as well as references to "we," "us," or "our"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.neopenda.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for 3 years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 21, 2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Neopenda, PBC (the "Company") is a Delaware Public Benefit Corporation, incorporated on July 11, 2018. The Company was formerly organized as a limited liability company under the name Neopenda, LLC prior to converting to a public benefit corporation.

The Company is located at 965 W Chicago Ave, Chicago, IL 60642.

The Company's website is http://www.neopenda.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

Neopenda is a medical device company for high-growth emerging markets, starting with a vital-signs monitor for critically ill newborns. We will sell our devices to hospitals and NGOs in emerging markets.

RISK FACTORS

Risks Related to the Company's Business and Industry

Neopenda is a medical device company for high-growth emerging markets. Neopenda is currently developing its first product: a wearable vital signs monitor for newborns. As with any medical device, Neopenda is undergoing the appropriate studies to ensure safety and quality as established by international standards.

We have a limited operating history and our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on July 11, 2018 upon the conversion of a predecessor entity, Neopenda LLC, a Delaware limited liability company, which was originally formed on August 17, 2015. Accordingly, we have limited history upon which an evaluation of our prospects and future performance can be made. Our existing and proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our establishment

of of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with an early-stage business operating in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our product is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide components for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide major components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Our global operations are required to comply with the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions and with U.S. and foreign export control, trade embargo and customs laws.

If we fail to comply with them, we could suffer civil and criminal sanctions.

Our international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes.

Any of these changes could adversely affect our business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates. In addition, some emerging market countries may be particularly vulnerable to periods of financial instability or significant currency fluctuations or may have limited resources for healthcare spending, which can adversely affect our results.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.

In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Teresa Cauvel and Sona Shah who are CTO (Ms. Cauvel) and Secretary, CEO and President (Ms. Shah), of the Company. The Company has or intends to enter into employment agreements with Teresa Cauvel and Sona Shah although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Teresa Cauvel and Sona Shah or any member of the board of directors, including Morgan Kiss, or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Teresa Cauvel and Sona Shah in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Teresa Cauvel and Sona Shah die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and in emerging markets.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Successful development of our products is uncertain.

The product candidates that we expect to develop are based on processes and methodologies that are not currently widely employed. Our development of current and future product candidates is subject to the risks of failure and delay inherent in the development of new products and products based on new technologies, including:

* delays in product development, clinical testing, or manufacturing;

* unplanned expenditures in product development, clinical testing, or manufacturing;

* failure to receive regulatory approvals;

* inability to manufacture on our own, or through any others, product candidates on a commercial scale;

* failure to achieve market acceptance; and

* emergence of superior or equivalent products.

Because of these risks, our research and development efforts may not result in any commercially viable products. If a significant portion of these development efforts are not successfully completed, required regulatory approvals are not obtained, or any approved products are not commercially successfully, our business, financial condition, and results of operations may be materially harmed.

Political, economic and regulatory influences are subjecting the healthcare industry to potential fundamental changes that could substantially affect our results of operations.

Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies, comparative effectiveness of therapies, technology assessments and alternative payment models, are continuing. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective treatments. Certain provisions of the legislation will not be effective for a number of years and it is unclear what the full impact of the legislation will be. Provisions of this legislation, including Medicare provisions aimed at improving quality and decreasing costs, comparative effectiveness research, an independent payment advisory board, and pilot programs to evaluate alternative payment methodologies, could meaningfully change the way healthcare is developed and delivered, and may adversely affect our business and results of operations. Further, we cannot predict what healthcare programs and regulations will be ultimately implemented at the federal or state level, or the effect of any future legislation or regulation in the U.S. or internationally. However, any changes that lower reimbursements for our products, reduce medical procedure volumes or increase cost containment pressures on us or other participants in the healthcare industry could adversely affect our business and results of operations.

Privacy laws and regulations could restrict our ability or the ability of our customers to obtain, use or disseminate patient information, or could require us to incur significant additional costs to re-design our products.

State, federal and foreign laws, such as the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), regulate the confidentiality of sensitive personal information and the circumstances under which such information may be released. These and future laws could have an adverse impact on our results of operations. Other health information standards, such as regulations under HIPAA, establish standards regarding electronic health data transmissions and transaction code set rules for specified electronic transactions, for example transactions involving claims submissions to third party payors. These also continue to evolve and are often unclear and difficult to apply. In addition, under the federal Health Information Technology for Economic and Clinical Health Act (HITECH Act), which was passed in 2009, many businesses that were previously only indirectly subject to federal HIPAA privacy and security rules became directly subject to such rules because the businesses serve as "business associates" to our customers. On January 17, 2013, the Office for Civil Rights of the Department of Health and Human Services released a final rule implementing the HITECH Act and making certain other changes to HIPAA privacy and security requirements. Compliance has increased the requirements applicable to some of our businesses. Failure to maintain the confidentiality of sensitive personal information in accordance with the applicable regulatory requirements, or to abide by electronic health data transmission standards, could expose us to breach of contract claims, fines and penalties, costs for remediation and harm to our reputation.

The healthcare industry is highly regulated.

We are subject to regulation in the U.S. at both the federal and state level and in foreign countries. In addition, the U.S. federal and state governments have allocated greater resources to the enforcement of these laws. If we fail to comply with these regulatory requirements, or if allegations are made that we failed to comply, our results of operations and financial condition could be adversely affected.

Products that we manufacture, source, distribute or market are required to comply with regulatory requirements.

To lawfully operate our businesses, we are required to hold permits, licenses and other regulatory approvals from, and to comply with operating and security standards of, governmental bodies. Failure to maintain or renew necessary permits, licenses or approvals, or noncompliance or concerns over noncompliance may result in suspension of our ability to distribute, import or manufacture products, product recalls or seizures, or criminal and civil sanctions and could have an adverse effect on our results of operations and financial condition.

The manufacture, distribution, marketing and use of our products are subject to extensive regulation and increased scrutiny by the Food and Drug Administration (FDA) and/or CE Mark.

Any new product must undergo lengthy and rigorous testing and other extensive, costly and time-consuming procedures mandated by FDA and foreign regulatory authorities. Changes to current products may be subject to vigorous review, including additional 510(k) and other regulatory submissions, and approvals are not certain. Our facilities must be approved and licensed prior to production and remain subject to inspection from time to time thereafter. Failure to comply with the requirements of FDA or other regulatory authorities, including a failed inspection or a failure in our adverse event reporting system, could result in adverse inspection reports, warning letters, product recalls or seizures, monetary sanctions, injunctions to halt the manufacture and distribution of products, civil or criminal sanctions, refusal of a government to grant approvals or licenses, restrictions on operations or withdrawal of existing approvals and licenses. Any of these actions could cause a loss of customer confidence in us and our products, which could adversely affect our sales and results of operations.

The sales, marketing and pricing of products and relationships that pharmaceutical and medical device companies have with healthcare providers are under increased scrutiny by federal, state and foreign government agencies.

Compliance with the Anti-Kickback Statute, False Claims Act, Food, Drug and Cosmetic Act (including as these laws relate to off-label promotion of products) and other healthcare related laws, as well as competition, data and patient privacy and export and import laws is under increased focus by the agencies charged with overseeing such activities, including FDA, Office of Inspector General (OIG), Department of Justice (DOJ) and the Federal Trade Commission. The DOJ and the Securities and Exchange Commission have also increased their focus on the enforcement of the U.S. Foreign Corrupt Practices Act (FCPA), particularly as it relates to the conduct of pharmaceutical companies.

Federal and State Laws Pertaining to Healthcare Fraud and Abuse Could Adversely Affect Our Business.

We are subject to various federal and state laws targeting fraud and abuse in the healthcare industry, including anti-kickback laws, false claims laws, laws constraining the sales, marketing and other promotional activities of manufacturers of medical devices by limiting the kinds of financial arrangements we may enter into with physicians, hospitals, laboratories and other potential Investors of medical devices, laws requiring the reporting of certain transactions between us and healthcare professionals and HIPAA, as amended by HITECH, which governs the conduct of certain electronic healthcare transactions and protects security and privacy of protected health information. Violations of these laws are punishable by criminal or civil sanctions, including substantial fines, imprisonment and exclusion from participation in government healthcare programs such as Medicare and Medicaid. Many of the existing requirements are new and have not been definitively interpreted by state authorities or courts, and available guidance is limited. Unless and until we are in full compliance with these laws, we could face enforcement action and fines and other penalties, and could receive adverse publicity, all of which could materially harm our business. In addition, changes in or evolving interpretations of these laws, regulations, or administrative or judicial interpretations, may require us to change our business practices or subject our business practices to legal challenges, which could have a material adverse effect on our business, financial condition and results of operations.

We rely on third-party distributors to effectively distribute our products outside the United States.

We depend, in part, on medical device distributors for the marketing and selling of our products in most geographies. We depend on these distributors' efforts to market our products, yet we are unable to control their efforts completely. These distributors typically sell a variety of other, non-competing products that may limit the resources they dedicate to selling our products. In addition, we are unable to ensure that our distributors comply with all applicable laws regarding the sale of our products. If our distributors fail to effectively market and sell our products, in full compliance with applicable laws, our operating results and business may suffer. Recruiting and retaining qualified third-party distributors and training them in our technology and product offerings require significant time and resources. To develop and expand our distribution, we must continue to scale and improve our processes and procedures that support our distributors. Further, if our relationship with a successful distributor terminates, we may be unable to replace that distributor without disruption to our business. If we fail to maintain relationships with our distributors, fail to develop new relationships with other distributors, including in new markets, fail to manage, train or incentivize existing distributors effectively, or fail to provide distributors with competitive products on attractive terms, or if these distributors are not successful in their sales efforts, our revenue may decrease and our operating results, reputation and business may be harmed.

If we are unable to educate physicians on the safe and effective use of our products, we may be unable to achieve our expected growth.

An important part of our sales process includes the education of physicians on the safe and effective use of our products. There is a learning process for physicians to become proficient in the use of our products and it typically takes several procedures for a physician to become comfortable using the product. If a physician experiences difficulties during an initial procedure or otherwise, that physician may be less likely to continue to use our product, or to recommend it to other physicians. It is critical to the success of our commercialization efforts to educate physicians on the proper use of the product, and to provide them with adequate product support during clinical procedures. It is important for our growth that these physicians advocate for the benefits of our products in the broader marketplace. If physicians are not properly trained, they may misuse or ineffectively use our products. This may also result in unsatisfactory patient outcomes, patient injuries, negative publicity or lawsuits against us, any of which could have an adverse effect on our business.

The design, manufacture and marketing of the medical devices we produce entail an inherent risk of product liability claims.

Manufacturing and marketing of our commercial products, and clinical testing of our products under development, may expose us to product liability and other tort claims. Although we have, and intend to maintain, liability insurance, the coverage limits of our insurance policies may not be adequate and one or more successful claims brought against us may have a material adverse effect on our business and results of operations. There are a number of factors that could result in an unsafe condition or injury to, or death of, a patient with respect to these or other products which we manufacture or sell, including component failures, manufacturing flaws, design defects or inadequate disclosure of product-related risks or product-related information. Product liability claims may be brought by individuals or by groups seeking to represent a class. The outcome of litigation, particularly class action lawsuits, is difficult to assess or quantify. Plaintiffs in these types of lawsuits often seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Any costs (the material components of which are settlements, judgments, legal fees and other related defense costs) not covered under our previously issued product liability insurance policies and existing reserves could have a material adverse effect on our revenues, financial position and cash flows. Additionally, product liability claims could negatively affect our reputation, continued product sales, and our ability to obtain and maintain regulatory approval for our products.

We have not prepared any audited financial statements.

You have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations and there is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.

We are a startup Company. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so. Neopenda, PBC is a medical device company and the success of the Company's operations relies heavily on appropriate design, government regulation, and successful implementation. In addition, the speed of regulation and an inability to attract customers could affect the Company's future earning timeline, as well as many other factors. We rely on external financing to fund our operations.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Neopenda is a medical device company for high-growth emerging markets, starting with a vital-signs monitor for critically ill newborns. We plan to sell our devices to hospitals and NGOs in emerging markets.

Business Plan

Neopenda's system is designed to deliver the U.S. standard of care in an affordable, locally-appropriate product focused on maximizing the impact of existing healthcare workers. Ultimately, our solution has the potential to improve the quality of care for the 45 million newborns in need in developing countries each year, and to improve neonatal mortality rates. Neopenda is a for-profit social enterprise with a double bottom line of improved health outcomes and financial returns. As contemplated, our solution will be sold in packages of 15 wearable devices and 1 tablet for US$2,500 to two customer segments: hospitals and NGOs. Data collected from the system are aggregated and monetized (in accordance with applicable privacy laws) for recurring revenue.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Neonatal Vital Signs Monitor	We are developing a wearable vital signs monitor for critically ill neonates that immediately alerts nurses of abnormal vital signs. The wearables wirelessly connect to a centralized dashboard, improving response time to newborns in distress.	Ultimately, NGOs hospitals in emerging markets will purchase a package of our devices.

Our neonatal vital signs monitor is currently being developed and is being evaluated through clinical studies. In the future, we will adapt our monitor for other patient populations and use cases, in addition to building a pipeline of complementary products.

Neopenda will sell products through wholesale distributors of medical equipment in emerging markets, and through international non-governmental organizations (NGOs).

Competition

The Company's primary competitors are Vital signs monitors designed for emerging markets (e.g. LifeBox, Philips CHARM monitor).

The current practice in our target market is manual, intermittent measurement of vital signs, which is insufficient for early detection of distress. Unlike other monitoring tools available in emerging markets (e.g. the LifeBox pulse oximeter), Neopenda's solution continuously measures four crucial vitals. Gold standard monitors used in high-resource areas (e.g. by Covidien or Philips) are prohibitively expensive, inappropriately designed, and challenging to maintain or repair. If donated to a low-resource environment, they often end up in the "equipment graveyard" within a year. Our solution is unique in providing comparable sophisticated functionality at an affordable price point and in a system developed iteratively with our users in Uganda to ensure appropriate design.

Supply Chain and Customer Base

While Neopenda is currently producing a small batch of devices to be used in clinical studies, our components can be sourced from multiple suppliers. We work with highly technical consultants for various aspects of product development.

Neopenda is currently pre-revenue, but will sell devices to hospitals and NGOs in emerging markets.

Intellectual Property

The Company is dependent on the following intellectual property:

Neopenda filed a PCT patent on our first product in Aug 2017, and will continue to file provisional/ PCT patents on future products to protect our intellectual property.

Application or Registration #	Title	Description	Priority Date	Grant Date	Country
PCT/US2017/ 045944	Systems and Methods for Medical Monitoring	A system and method for monitoring one or more patients.	Aug 9, 2016	Pending; Application published	United States, European Union, Japan, Kenya (ARIPO)
U.S. Patent Application No. 16/323,120				Pending	US
European Application No. EP 17 755 600.8				Pending	EU
Japan Patent Application No. 2019-529140				Pending	Japan
ARIPO Patent Application No. AP/P/2019/011340				Pending	Kenya

Governmental/Regulatory Approval and Compliance

As a medical device company, we are subject to international medical standards, and are seeking approval for CE Mark. This will enable us to commercialize in emerging markets.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 965 W Chicago Ave, Chicago IL 60642.

The Company has the following additional addresses:

The Company conducts business in Illinois and Uganda.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Teresa Cauvel

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CTO, Aug 17, 2015-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Technology Officer- Teresa leads product management and technology development at Neopenda. She regularly coordinates consultants and receives feedback from users and stakeholders.

Education

MS, Biomedical Engineering from Columbia University (2016) BS, Bioengineering from Santa Clara University (2014)

Name

Sona Shah

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President & CEO, Aug 17, 2015-present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Executive Officer- manages business development and operations for Neopenda.

Education

MS, Biomedical Engineering- Columbia University (2016) BS, Chemical Engineering- Georgia Tech (2011)

Name

Morgan Kiss

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board of Directors, April 2019- present

Education

BS, Biomedical Engineering- Yale University (2015)

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Teresa Cauvel

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CTO and Secretary, Aug 17, 2015-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Technology Officer- Teresa leads product management and technology development at Neopenda. She regularly coordinates consultants and receives feedback from users and stakeholders.

Education

MS, Biomedical Engineering from Columbia University (2016) BS, Bioengineering from Santa Clara University (2014)

Name

Sona Shah

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President & CEO, Aug 17, 2015-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Executive Officer- manages business development and operations for Neopenda.

Education

MS, Biomedical Engineering- Columbia University (2016) BS, Chemical Engineering- Georgia Tech (2011)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in Illinois, USA.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	11,190,426
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the SAFEs issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion if convertible securities).	100% currently, but upon consummation of a transaction (a "Qualified Financing") in which the Company issues equity of at least $250,000 and certain other requirements are met, some or all of the Convertible Notes (described below) will convert into equity of the company and, together with the equity issued directly in the Qualified Financing, dilute the Common Stock

Type of security	Convertible Notes
Amount outstanding	$1,094,000
Voting Rights	None, until converted
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the SAFEs issued pursuant to Regulation CF	The Convertible Notes may convert into equity of the Company upon a Qualified Financing, which may limit or dilute the ownership that any holder of Crowd SAFEs has in the equity of the Company upon any conversion of the Crowd SAFEs.
Percentage ownership of the Company by the holders of such Securities (assuming conversion if convertible securities).	Ownership percentage will vary based upon the amount of the Qualified Financing and the valuation of the Company determined in the Qualified Financing.

Type of security	Crowd SAFE
Amount outstanding	283,947.68
Voting Rights	None, until converted, and if converted to CF Shadow Shares, none.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the SAFEs issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion if convertible securities).	Ownership percentage will vary based upon the amount of the Qualified Financing and the valuation of the Company determined in the Qualified Financing.

The Company has the following debt outstanding:

See the description of "Convertible Notes" above for more information and Exhibit A for the companies financial statements.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Note	1	$75,000	Operations and development	April 2, 2018	Section 4(a)(2)
Convertible Note	2	$125,000	Operations and development	July 20, 2018	Rule 506(c)
Common Stock	671,426	$20,000	Operations	July 11, 2018	Rule 506(c)

Convertible Note	7	$516,000	Operations and development	February 25, 2019	Rule 506(c)
Crowd SAFE Series 2018	293,947.68 Units (each Unit representing $1.00)	$260,793.74*	Operations and Development	January 19, 2019	Reg CF

* Representing net-proceeds of the Offering.

Valuation
The Company is not providing a valuation in this Form C-AR.

Ownership

A majority of Neopenda is owned by two co-founders: Sona Shah (CEO) and Teresa Cauvel (CTO).

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Sona Shah	38.7%
Teresa Cauvel	38.7%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$(715,018.62)	$0.00	$0.00

Operations

We are a pre-revenue company and our primary expenses consist of the following: sales of wearables to hospitals via wholesale distributors, and NGOs. We do not anticipate generating revenue until end of 2020.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals: product design and development, regulatory approval for commercialization, and initial sales.

Liquidity and Capital Resources
On January 19, 2019, the Company conducted an offering pursuant to Regulation CF and raised $278,184.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
1. Relevant Health Holdings- equity from seed accelerator;
2. Clockwork, LLC- advisory equity;
3. Willo Brock- advisory equity;
4. Marisol Rodriguez- consultant equity arrangement;
5. ADAP Advisory Services, LLC- advisory equity;
6. Techstars- equity from seed accelerator;
7. ADAP- convertible debt;
8. Techstars- convertible debt;
9. Techstars Impact- convertible debt; and
10. Various investors – convertible debt from Seed investment round.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

None.

OTHER INFORMATION

Bad Actor Disclosure

None

SIGNATURE

       Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

       The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Sona Shah
(Signature)

Sona Shah
(Name)

CEO
(Title)

       Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Sona Shah
(Signature)

Sona Shah
(Name)

CEO
(Title)

April 21, 2020
(Date)

/s/ Teresa Cauvel
(Signature)

Teresa Cauvel
(Name)

CTO
(Title)

April 21, 2020
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A   Financial Statements

EXHIBIT A   Financial Statements

NEOPENDA, PBC

Unaudited Financial Statements for the Years Ended

December 31, 2018 and 2019

Neopenda
Balance Sheet
As of December 31, 2019

	Total	
	As of Dec 31, 2019	**As of Dec 31, 2018 (PY)**
ASSETS		
Current Assets		
Bank Accounts		
Cash on hand	0.00	300.00
Checking	101,039.88	72,443.39
Simple Checking for Business (XXXXXX 1725)	0.00	12.40
Total Bank Accounts	**$ 101,039.88**	**$ 72,755.79**
Other Current Assets		
Payroll Tax Receivable	0.00	0.00
Total Other Current Assets	**$ 0.00**	**$ 0.00**
Total Current Assets	**$ 101,039.88**	**$ 72,755.79**
Fixed Assets		
Accumulated Depreciation	-295.00	
Tooling Equipment	22,350.00	
Total Fixed Assets	**$ 22,055.00**	**$ 0.00**
TOTAL ASSETS	**$ 123,094.88**	**$ 72,755.79**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable		
Payroll Taxes Payable	0.00	0.00
Salaries Payable	0.00	0.00
Tax Withholdings Payable	0.00	0.00
Total Accounts Payable	**$ 0.00**	**$ 0.00**
Total Accounts Payable	**$ 0.00**	**$ 0.00**
Credit Cards		
Capital One Credit Card	0.00	1,123.04
Total Credit Cards	**$ 0.00**	**$ 1,123.04**
Total Current Liabilities	**$ 0.00**	**$ 1,123.04**
Long-Term Liabilities		
Convertible Notes Payable- ADAP Capital	75,000.00	75,000.00
Convertible Notes Payable- Axel Johnson	250,000.00	
Convertible Notes Payable- F. Bruce Cohen Trust	50,000.00	

Convertible Notes Payable- Kay Knowles	100,000.00	
Convertible Notes Payable- Ronald G. Landes	50,000.00	
Convertible Notes Payable- SUNU Capital	50,000.00	
Convertible Notes Payable- Techstars Accelerator Investments LLC	100,000.00	100,000.00
Convertible Notes Payable- Techstars Impact 2018 SPV LLC	25,000.00	25,000.00
Convertible Notes Payable- The William H. Draper Revocable Trust	1,000.00	
Convertible Notes Payable- Willo Robert Brock	5,000.00	
CrowdSAFE- Republic	260,480.75	
Total Long-Term Liabilities	**$ 966,480.75**	**$ 200,000.00**
Total Liabilities	**$ 966,480.75**	**$ 201,123.04**
Equity		
Common Stock- Techstars Chicago 2017 LLC	20,000.00	20,000.00
Opening Balance Equity	0.00	0.00
Retained Earnings	-198,367.25	-13,163.44
Shares Ownership RH	50,000.00	50,000.00
Net Income	-715,018.62	-185,203.81
Total Equity	**-$ 843,385.87**	**-$ 128,367.25**
TOTAL LIABILITIES AND EQUITY	**$ 123,094.88**	**$ 72,755.79**

NEOPENDA, PBC
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2019 and 2018

	2019	2018
Revenues	$0	$ 0
Expenses:		
Sales and marketing	63,517	23,928
Technology	474,169	40,610
General and administrative expenses	279,663	228,257
Total Operating Expenses	817,349	292,795
Income:		
Other Income	102,625	107,592
Total Other Income	0	0
Operating Income (Loss)	(714,724)	(185,203)
Provision for Income Taxes	0	0
Net Income (Loss)	$ (715,019)	$ (185,203)


NEOPENDA, PBC
STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
For the Years Ended December 31, 2019 and 2018
(Unaudited)


	Common Stock		Additional Paid-In Capital	Members' Equity	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Number of Shares	Amount				
Balance as of January 1, 2018				50,000	(13,163)	36,837
Issuance of member units	0	0	0	20,000	0	20,000
Conversion of LLC to C-Corporation	11,190,426	1,119	68,881	(70,000)	0	0
Net Income (Loss)	0	0	0	0	(185,203)	(185,203)
Balance as of December 31, 2018	11,190,426	$ 1,119	$ 68,881	$0	$ (198,366)	$ (128,366)
Net Income (Loss)					(715,019)	(715,019)
Balance as of December 31, 2019	11,190,426	$ 1,119	$ 68,881	$ 0	$ (913,385)	$ (843,385)

Neopenda
Statement of Cash Flows
January 2018 - December 2019

	Jan - Dec 2018	Jan - Dec 2019
OPERATING ACTIVITIES		
Net Income	-185,457.56	-714,904.62
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable	0.00	
Accumulated Depreciation		295.00
Accounts Payable	253.75	
Accounts Payable:Tax Withholdings Payable		-114.00
Capital One Credit Card	593.08	-1,123.04
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 846.83	-$ 942.04
Net cash provided by operating activities	-$ 184,610.73	-$ 715,846.66
INVESTING ACTIVITIES		
Tooling Equipment		-22,350.00
Net cash provided by investing activities	$ 0.00	-$ 22,350.00
FINANCING ACTIVITIES		
Convertible Notes Payable- ADAP Capital	75,000.00	
Convertible Notes Payable- Axel Johnson		250,000.00
Convertible Notes Payable- F. Bruce Cohen Trust		50,000.00
Convertible Notes Payable- Kay Knowles		100,000.00
Convertible Notes Payable- Ronald G. Landes		50,000.00
Convertible Notes Payable- SUNU Capital		50,000.00
Convertible Notes Payable- Techstars Accelerator Investments LLC	100,000.00	
Convertible Notes Payable- Techstars Impact 2018 SPV LLC	25,000.00	
Convertible Notes Payable- The William H. Draper Revocable Trust		1,000.00
Convertible Notes Payable- Willo Robert Brock		5,000.00
CrowdSAFE- Republic		260,480.75
Common Stock- Techstars Chicago 2017 LLC	20,000.00	
Net cash provided by financing activities	$ 220,000.00	$ 766,480.75
Net cash increase for period	$ 35,389.27	$ 28,284.09

NEOPENDA, PBC
NOTES TO FINANCIAL STATEMENTS
For the Years ended December 31, 2019 and 2018
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

Neopenda, PBC (which may be referred to as the “Company,” “we,” “us,” or “our”) was formed in Delaware August 17, 2015 as Neopenda, LLC and converted to Neopenda, PBC on July 11, 2018 (see Note 7). The Company has a specific public benefit purpose to design and implement technology-enabled products and services that have a positive effect on health and wellbeing, particularly for resource-constrained settings.

Since Inception, the Company has relied on funding from grants, prize money from various business plan competitions and raising capital through sale of stock and convertible notes to fund its operations. As of December 31, 2019, the Company has a working capital balance of $101,040 and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company’s ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from capital contributions from the founders, investors, and grants, and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

Company is headquartered in Chicago, Illinois. The Company began operations in 2015.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2018, the Company is operating as a going concern. See Note 1 and Note 7 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019, and 2018, the Company had $101,040 and $72,756, respectively, of cash on hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2019, and 2018, the Company had no accounts receivable outstanding.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2019.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception (see Note 6 – Change in Corporate Legal Structure). The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of

America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Reclassifications

Certain reclassifications of amounts previously reported have been made to the accompanying financial statements to maintain consistency between periods presented. The reclassifications had no impact on net income or stockholders' equity.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019.   We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2018. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2018.

NOTE 4 – CONVERTIBLE NOTES

Between February and March 2019, the Company issued $516,000 of 5% convertible notes (the "Notes") due in February 2022 ("Maturity Date"). The Notes are unsecured. The outstanding principal amount and all unpaid accrued interest of the Note shall be payable upon written demand and election of a majority of holders of the Notes request any time on or after the Maturity Date.

The notes are automatically convertible into common stock on the completion of an equity offering of $1,250,000 or more ("Qualified Financing"). The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of $6,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. In the event that a Qualified Financing has not occurred prior to the Maturity Date, the Notes can convert, at the written demand and election of a majority of holders of the Notes, into equity at a conversion price per share equal to the quotient of $6,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options, Notes and any other current of future convertible debt or equity instruments..

The convertible notes are recorded as a liability until conversion occurs.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 6 – STOCKHOLDERS' EQUITY (DEFICIT)

Change in Corporate Legal Structure

On July 11, 2018, the Company converted from a limited liability corporation to a public benefit corporation (see Note1). Upon conversion, the Company converted 70,000 of member units into 11,190,426 shares of common stock in the public benefit corporation as part of the change in corporate structure.

The original member units were issued during 2016 and 2018.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and incurred a loss for the period from Inception through December 31, 2019. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 8), capital contributions from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Crowdfunded Offering

The Company has closed an offering in January 2019 (the "Crowdfunded Offering") 293,947.68 SAFEs for gross proceeds of $278,000.

The Crowdfunded Offering was made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary is entitled to receive a 5% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through April 30, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.